Filed Pursuant to Rule 433
Registration No. 333-234425-01
BofA Finance LLC Fully and Unconditionally Guaranteed by Bank of America Corporation Market Linked Securities
 Market Linked Securities—Auto-Callable with Contingent Downside
 Principal at Risk Securities Linked to the Lowest Performing of the iShares® Silver Trust and the VanEck® Gold Miners ETF due April 7, 2025
 Term Sheet to Preliminary Pricing Supplement dated March 8, 2022

Summary of Terms

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC” or the “Guarantor”)
Term:	Approximately 3 years (unless earlier called)
Underlyings:	The iShares® Silver Trust (Bloomberg symbol: “SLV”) and the VanEck® Gold Miners ETF (Bloomberg symbol: “GDX”)
Pricing Date:	March 31, 2022*
Issue Date:	April 5, 2022*
Denominations:	$1,000 and any integral multiple of $1,000. References in the pricing supplement to a “Security” are to a Security with a principal amount of $1,000.
Automatic Call:	If the Fund Closing Price of the Lowest Performing Underlying on any Observation Date is greater than or equal to its Starting Value, the Securities will be automatically called for the principal amount plus the Call Premium applicable to that Observation Date. See “Observation Dates and Call Premiums” on page 3
Lowest Performing Underlying:	See “How the Lowest Performing Underlying is determined” on page 3
Observation Dates:	April 5, 2023; April 5, 2024; and March 31, 2025*
Call Settlement Date:	Five business days after the applicable Observation Date (if the Securities are called on the last Observation Date, the Call Settlement Date will be the Maturity Date)
Redemption Amount:	See “How the Redemption Amount is calculated” on page 3
Maturity Date:	April 7, 2025*
Starting Value:	For each Underlying, its Fund Closing Price on the Pricing Date
Ending Value:	For each Underlying, its Fund Closing Price on the Valuation Date
Threshold Value:	For each Underlying, 70% of its Starting Value
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance
Underwriting Discount:	2.425%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of 1.75% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain Securities sold in this offering, BofAS or its affiliates may pay a fee of up to $1.00 per Security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the Securities to other securities dealers.
CUSIP:	09709UE46
*Subject to change.

Description of Terms

•	Linked to the Lowest Performing of the iShares® Silver Trust and the VanEck® Gold Miners ETF
•	Unlike ordinary debt securities, the Securities do not pay interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described below. Any return you receive on the Securities and whether the Securities are automatically called will depend in each case on the Fund Closing Price of the Lowest Performing Underlying on the relevant Observation Date. The Lowest Performing Underlying on any Observation Date is the Underlying that has the lowest Fund Closing Price on that Observation Date as a percentage of its Starting Value
•	Automatic Call. If the Fund Closing Price of the Lowest Performing Underlying on any Observation Date is greater than or equal to its Starting Value, the Securities will be automatically called, and on the related Call Settlement Date, you will receive the principal amount plus the Call Premium applicable to that Observation Date. The Call Premium applicable to each Observation Date will be a percentage of the principal amount that increases for each Observation Date based on a simple (non-compounding) return of at least 18.75% per annum (to be determined on the Pricing Date)
Observation Date*	Call Premium**
April 5, 2023*	At least 18.75% of the principal amount
April 5, 2024*	At least 37.50% of the principal amount
March 31, 2025 (the “Valuation Date”)	At least 56.25% of the principal amount

** the actual Call Premium applicable to each Observation Date will be determined on the Pricing Date

•	Redemption Amount. If the Securities are not automatically called, you will receive a Redemption Amount that could be equal to or less than the principal amount per Security depending on the Fund Closing Price of the Lowest Performing Underlying on the Valuation Date as follows:
o	If the Fund Closing Price of the Lowest Performing Underlying on the Valuation Date is less than its Starting Value, but greater than or equal to its Threshold Value:

You will receive the principal amount of your Securities at maturity

o	If the Fund Closing Price of the Lowest Performing Underlying on the Valuation Date is less than its Threshold Value:

You will have full downside exposure to the decrease in the Fund Closing Price of the Lowest Performing Underlying from its Starting Value, and you will lose more than 30%, and possibly all, of the principal amount of your Securities

•	The Threshold Value for each Underlying is 70% of its Starting Value
•	Investors may lose a significant portion, or all, the principal amount
•	Any positive return on the Securities will be limited to the applicable Call Premium, even if the Fund Closing Price of the Lowest Performing Underlying on the applicable Observation Date significantly exceeds its Starting Value. You will not participate in any appreciation of either Underlying beyond the applicable fixed Call Premium
•	Your return on the Securities will depend solely on the performance of the Underlying that is the Lowest Performing Underlying on each Observation Date. You will not benefit in any way from the performance of the better performing Underlying
•	All payments on the Securities are subject to the credit risk of BofA Finance, as issuer, and Bank of America Corporation, as guarantor, and you will have no ability to pursue any securities or assets included in either Underlying for payment; if BofA Finance LLC, as issuer, and Bank of America Corporation, as guarantor, default on their obligations, you could lose some or all of your investment
•	No exchange listing; designed to be held to maturity

The initial estimated value of the Securities as of the Pricing Date is expected to be between $900.00 and $950.00 per Security, which is less than the public offering price. The actual value of your Securities at any time will reflect many factors and cannot be predicted with accuracy. See “Risk Factors” beginning on page PS-8 of the accompanying preliminary pricing supplement and “Structuring the Securities” on page PS-30 of the accompanying preliminary pricing supplement for additional information.

The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. Potential purchasers of the Securities should consider the information in “Risk Factors” beginning on page PS-8 of the accompanying preliminary pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the Securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right illustrates the potential payment on the Securities for a range of hypothetical percentage changes in the Fund Closing Price of the Lowest Performing Underlying from the Pricing Date to the applicable Observation Date. The profile is based on a hypothetical Call Premium of 18.75% for the first Observation Date, 37.50% for the second Observation Date and 56.25% for the third Observation Date (based on the specified minimums for the Call Premiums) and a Threshold Value equal to 70% of the Starting Value of the Lowest Performing Underlying.
This profile has been prepared for purposes of illustration only. Your actual return will depend on (i) the Underlying that is the Lowest Performing Underlying on each Observation Date; (ii) whether the Securities are automatically called; (iii) if the Securities are automatically called, the actual Call Premium and the actual Observation Date on which the Securities are called; (iv) if the Securities are not automatically called, the actual Ending Value of the Lowest Performing Underlying; and (v) whether you hold your Securities to maturity or earlier automatic call. The performance of the better performing Underlying is not relevant to your return on the Securities.

60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Security Return
Third Observation Date (Call Premium: 56.25%) (i.e., Valuation Date)
Second Observation Date (Call Premium: 37.50%)
First Observation Date (Call Premium: 18.75%)
30% contingent downside
Hypothetical Percentage Change in the Fund Closing Price of the Lowest Performing Underlying from Pricing Date to applicable Observation Date
First Observation Date
Second Observation Date
Third Observation Date
Redemption Amount (on the Stated Maturity Date)
Lowest Performing Underlying

Hypothetical Returns

If the Securities are automatically called:

Hypothetical Observation Date on which Securities are automatically called	Hypothetical payment per Security on related Call Settlement Date	Hypothetical pre-tax total rate of return
1st Observation Date	$1,187.50	18.75%
2nd Observation Date	$1,375.00	37.50%
3rd Observation Date	$1,562.50	56.25%

Assumes the Call Premiums are equal to their specified minimums. Each Security has a principal amount of $1,000.

If the Securities are not automatically called:

Hypothetical Performance Factor of the Lowest Performing Underlying on the Valuation Date(1)	Hypothetical Redemption Amount per Security	Hypothetical pre-tax total rate of return
95.00%	$1,000.00	0.00%
90.00%	$1,000.00	0.00%
80.00%	$1,000.00	0.00%
70.00%	$1,000.00	0.00%
69.00%	$690.00	-31.00%
50.00%	$500.00	-50.00%
25.00%	$250.00	-75.00%
0.00%	$0.00	-100.00%
(1)	The Performance Factor of the Lowest Performing Underlying on the Valuation Date is equal to its Ending Value divided by its Starting Value (expressed as a percentage).

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual payment per Security upon an automatic call or Redemption Amount and the resulting pre-tax rate of return will depend on (i) the Underlying that is the Lowest Performing Underlying on each Observation Date; (ii) whether the

Securities are automatically called; (iii) if the Securities are automatically called, the actual Call Premium and the actual Observation Date on which the Securities are called; (iv) if the Securities are not automatically called, the actual Ending Value of the Lowest Performing Underlying; and (v) whether you hold your Securities to maturity or earlier automatic call. The performance of the better performing Underlying is not relevant to your return on the Securities.

For historical data regarding the actual Closing Prices of the Underlyings, see the historical information set forth under the sections titled “iShares® Silver Trust” and “VanEck® Gold Miners ETF” in the accompanying preliminary pricing supplement. Each Security has a principal amount of $1,000.

How The Lowest Performing Underlying Is Determined

The Lowest Performing Underlying on any Observation Date is the Underlying with the lowest performance factor on that Observation Date.

The performance factor, with respect to an Underlying on any Observation Date, will be its Fund Closing Price on such Observation Date divided by its Starting Value (expressed as a percentage).

Observation Dates and Call Premiums

The Call Premium applicable to each Observation Date will be a percentage of the principal amount that increases for each Observation Date based on a simple (non-compounding) return of at least 18.75% per annum (to be determined on the Pricing Date). The actual Call Premium and payment per Security upon an automatic call that is applicable to each Observation Date will be determined on the Pricing Date and will be at least the amounts specified in the table below. The last Observation Date is the Valuation Date, and payment upon an automatic call on the Valuation Date, if applicable, will be made on the Maturity Date.

Observation Date	Call Premium	Payment per Security upon an Automatic Call
April 5, 2023*	At least 18.75% of the principal amount	At least $1,187.50
April 5, 2024*	At least 37.50% of the principal amount	At least $1,375.00
March 31, 2025 (the “Valuation Date”)*	At least 56.25% of the principal amount	At least $1,562.50

Any positive return on the Securities will be limited to the applicable Call Premium, even if the Fund Closing Price of the Lowest Performing Underlying on the applicable Observation Date significantly exceeds its Starting Value. You will not participate in any appreciation of either Underlying beyond the applicable Call Premium.

How The Redemption Amount Is Calculated

If the Securities are not automatically called, then on the Maturity Date you will receive a cash payment per Security equal to the Redemption Amount. The Redemption Amount per Security will equal:

•	If the Ending Value of the Lowest Performing Underlying on the Valuation Date is less than its Starting Value but greater than or equal to the Threshold Value: $1,000; or
•	If the Ending Value of the Lowest Performing Underlying on the Valuation Date is less than the Threshold Value:

$1,000 × Performance Factor of the Lowest Performing Underlying on the Valuation Date

If the Securities are not automatically called and the Ending Value of the Lowest Performing Underlying on the Valuation Date is less than its Threshold Value, you will lose more than 30%, and possibly all, of the principal amount of your Securities on the Maturity Date.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk disclosures carefully.

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Any positive investment return on the Securities is limited.
•	The Securities do not bear interest.
•	The Call Premium or Redemption Amount, as applicable, will not reflect the prices of the Underlyings other than on the Observation Dates.
•	The Securities are subject to a potential automatic call, which would limit your ability to receive further payment on the Securities.
•	Because the Securities are linked to the lowest performing (and not the average performance) of the Underlyings, you may not receive any return on the Securities and may lose a significant portion or all of your principal amount even if the Fund Closing Price of one Underlying is always greater than or equal to its Threshold Value.
•	Your return on the Securities may be less than the yield on a conventional debt security of comparable maturity.
•	Any payment on the Securities is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Securities.
•	BofA Finance is a finance subsidiary and, as such, has no independent assets, operations or revenues.
•	The public offering price you pay for the Securities will exceed their initial estimated value.
•	The initial estimated value does not represent a minimum or maximum price at which BofA Finance, BAC, BofAS or any of our other affiliates or WFS or its affiliates would be willing to purchase your Securities in any secondary market (if any exists) at any time.
•	BofA Finance cannot assure you that a trading market for your Securities will ever develop or be maintained.
•	The Securities are not designed to be short-term trading instruments, and if you attempt to sell the Securities prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.
•	Trading and hedging activities by BofA Finance, the Guarantor and any of our other affiliates, including BofAS, and WFS and its affiliates, may create conflicts of interest with you and may affect your return on the Securities and their market value.
•	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
•	An investment in the Securities is subject to risks associated with investing in stocks in the gold and silver mining industries.
•	An investment in the Securities is subject to risks associated with foreign securities markets, including emerging markets.
•	The Securities are subject to foreign currency exchange rate risk.
•	Recent executive orders may adversely affect the performance of the GDX.
•	The performance of the GDX may not correlate with the performance of its underlying index as well as the net asset value per share of the GDX, especially during periods of market volatility.
•	The Securities are subject to risks associated with silver.
•	There are risks associated with commodities trading on the London Bullion Market Association.
•	Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.

•	The SLV is not an investment company or commodity pool and will not be subject to regulation under the Investment Company Act of 1940, as amended, or the Commodity Exchange Act of 1936, as amended.
•	The performance of the SLV may not correlate with the performance of its underlying commodity as well as the net asset value per share of the SLV, especially during periods of market volatility.
•	The anti-dilution adjustments will be limited.
•	The sponsor or investment advisor of an Underlying may adjust that Underlying in a way that affects its prices, and the sponsor or investment advisor has no obligation to consider your interests.
•	The U.S. federal income tax consequences of an investment in the Securities are uncertain, and may be adverse to a holder of the Securities.

Not appropriate for all investors

Investment suitability must be determined individually for each investor. The Securities described herein are not an appropriate investment for all investors. In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount per Security. BofAS, Wells Fargo Securities and their affiliates are not obligated to purchase the Securities from you at any time prior to maturity.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer on the date the Securities are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. In the event of any changes to the terms of the Securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase. Please see the accompanying preliminary pricing supplement for complete product disclosure, including related risks and tax disclosure.

This term sheet is a summary of the terms of the Securities and factors that you should consider before deciding to invest in the Securities. BofA Finance and BAC have filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read this term sheet together with the Preliminary Pricing Supplement dated March 8, 2022, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus each dated December 31, 2019 to understand fully the terms of the Securities and other considerations that are important in making a decision about investing in the Securities. If the terms described in the accompanying preliminary pricing supplement are inconsistent with those described herein, the terms described in the accompanying preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, any agent or any dealer participating in this offering will arrange to send you the accompanying preliminary pricing supplement, product supplement EQUITY-1 and prospectus supplement and prospectus if you so request by calling toll-free at 1-800-294-1322.

Not a research report

This material was prepared by BofAS and Wells Fargo Securities, each a registered broker-dealer and a separate non-bank affiliate of BofA Finance and Bank of America Corporation, and Wells Fargo Finance LLC and Wells Fargo & Company, respectively. This material is not a product of BofAS or Wells Fargo Securities LLC research departments.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

The Securities are not sponsored, endorsed, sold or promoted by the sponsor of the SLV or the investment advisor of the GDX (collectively, the “Advisors”). The Advisors do not make any representations or warranties to the holders of the Securities or any member of the public regarding the advisability of investing in the Securities. The Advisors will not have any obligation or liability in connection with the registration, operation, marketing, trading or sale of the
Securities or in connection with BofA Finance’s or Bank of America Corporation’s use of information about the iShares® Silver Trust or the VanEck® Gold Miners ETF.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.